UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Douglas Dynamics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25960R105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 25960R105		Page 2

1.	Names of Reporting Persons Aurora Equity Partners II L.P., a Delaware limited partnership, together with its general partner Aurora Capital Partners II L.P., a Delaware general partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,702,727

	6.	Shared Voting Power 2,214,107

	7.	Sole Dispositive Power 4,702,727

	8.	Shared Dispositive Power 551,377

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,916,834

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 31.9%(1)

12.	Type of Reporting Person PN, PN

(1)           Based upon 21,405,426 shares of common stock, par value $0.01 per share (“Common Stock”), of Douglas Dynamics, Inc. (the “Issuer”), outstanding as of November 8, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 8, 2010, and 299,622 shares of Issuer Common Stock underlying stock options which are exercisable as of, or exercisable within 60 days of, December 31, 2010.

CUSIP No. 25960R105		Page 3

1.

Names of Reporting Persons
Aurora Overseas Equity Partners II, L.P., a Cayman Islands limited partnership, together with its general partner Aurora Overseas Capital Partners II, L.P., a Cayman Islands limited partnership, together with its general partner Aurora Overseas Advisors II, LDC, a Cayman Islands exempt limited duration company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 62,423

	6.	Shared Voting Power 2,214,107

	7.	Sole Dispositive Power 62,423

	8.	Shared Dispositive Power 551,377

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,276,530

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 10.5%(2)

12.	Type of Reporting Person PN, PN, OO

(2)           Based upon 21,405,426 shares of common stock, par value $0.01 per share (“Common Stock”), of Douglas Dynamics, Inc. (the “Issuer”), outstanding as of November 8, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 8, 2010, and 299,622 shares of Issuer Common Stock underlying stock options which are exercisable as of, or exercisable within 60 days of, December 31, 2010.

CUSIP No. 25960R105		Page 4

1.	Names of Reporting Persons Aurora Advisors II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,979,257

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,339,717

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,979,257

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 32.2%(3)

12.	Type of Reporting Person OO

(3)           Based upon 21,405,426 shares of common stock, par value $0.01 per share (“Common Stock”), of Douglas Dynamics, Inc. (the “Issuer”), outstanding as of November 8, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 8, 2010, and 299,622 shares of Issuer Common Stock underlying stock options which are exercisable as of, or exercisable within 60 days of, December 31, 2010.

CUSIP No. 25960R105		Page 5

1.	Names of Reporting Persons Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,979,257

	7.	Sole Dispositive Power 19,854

	8.	Shared Dispositive Power 5,339,717

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,979,257(4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 32.2%(5)

12.	Type of Reporting Person IN

(4)           Mr. Parsky disclaims beneficial ownership of such shares except to the extent that he has voting and/or dispositive power over such shares.

(5)           Based upon 21,405,426 shares of common stock, par value $0.01 per share (“Common Stock”), of Douglas Dynamics, Inc. (the “Issuer”), outstanding as of November 8, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 8, 2010, and 299,622 shares of Issuer Common Stock underlying stock options which are exercisable as of, or exercisable within 60 days of, December 31, 2010.

CUSIP No. 25960R105		Page 6

1.	Names of Reporting Persons John T. Mapes

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,979,257

	7.	Sole Dispositive Power 7,942

	8.	Shared Dispositive Power 5,339,717

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,979,257(6)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 32.2%(7)

12.	Type of Reporting Person IN

(6)           Mr. Mapes disclaims beneficial ownership of such shares except to the extent that he has voting and/or dispositive power over such shares.

(7)           Based upon 21,405,426 shares of common stock, par value $0.01 per share (“Common Stock”), of Douglas Dynamics, Inc. (the “Issuer”), outstanding as of November 8, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 8, 2010, and 299,622 shares of Issuer Common Stock underlying stock options which are exercisable as of, or exercisable within 60 days of, December 31, 2010.

CUSIP No. 25960R105	Page 7

Item 1(a).	Name of Issuer. Douglas Dynamics, Inc., a Delaware corporation ("Issuer").
Item 1(b).	Address of Issuer’s Principal Executive Offices. 7777 North 73rd Street, Milwaukee, Wisconsin 53223.

Item 2(a).

Name of Person Filing.

This Schedule 13G is filed jointly by:

(1) Aurora Equity Partners II L.P. (“AEPII”), the general partner of which is ACPII (as defined below).

(2) Aurora Capital Partners II L.P. (“ACPII”), the general partner of which is AAII (as defined below).

(3) Aurora Advisors II LLC (“AAII”), for which Messrs. Gerald Parsky and John T. Mapes are the sole voting members.

(4)  Aurora Overseas Equity Partners II, L.P. (“AOEPII”), the general partner of which is AOCPII (as defined below).

(5)  Aurora Overseas Capital Partners II, L.P. (“AOCPII”), the general partner of which is AOAII (as defined below).

(6) Aurora Overseas Advisors II, LDC (“AOAII”), which is controlled by AAII.

(7) Gerald L. Parsky (“Parsky”), who in various capacities related to the Aurora Partnerships (as defined below), including as a co-voting member of AAII, may be deemed to share beneficial ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

(8) John T. Mapes (“Mapes”), who in various capacities related to the Aurora Partnerships, including as a co-voting member of AAII, may be deemed to share beneficial ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

For purposes of this Schedule 13G, the “Aurora Partnerships” collectively refer to AEPII, ACPII, AAII, AOEPII, AOCPII, AOAII, and the “Aurora Entities” collectively refer to AEPII and AOEPII.

Item 2(b).

Address of Principal Business Office or, if none, Residence.

The principal business address of each of AEPII, ACPII, AAII and Messrs. Parsky and Mapes is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA  90024.  The principal business address of each of AOEPII, AOCPII and AOAII is West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.

Item 2(c).

Citizenship.

(1)           AEPII is a Delaware limited partnership.

(2)           ACPII is a Delaware limited partnership.

(3)           AAII is a Delaware limited liability company.

(4)           AOEPII is a Cayman Islands exempted limited partnership.

(5)           AOCPII is a Cayman Islands exempted limited partnership.

(6)           AOAII is a Cayman Islands exempted limited duration company.

CUSIP No. 25960R105	Page 8

(7) Mr. Gerald L. Parsky is a United States citizen. (8) Mr. John T. Mapes is a United States citizen.
Item 2(d).		Title of Class of Securities. Common Stock, par value $0.01 per share (“Common Stock”).
Item 2(e).		CUSIP Number. 25960R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	x	Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Background Information:

Pursuant to the terms of that certain Second Amended and Restated Securityholders Agreement (the “Securityholders Agreement”), dated as of June 30, 2004, as amended to date, by and among the Issuer, and the stockholders, optionholders and warrantholders party thereto, each of the securityholders party thereto (other than the Aurora Entities, Ares Corporate Opportunities Fund, L.P. and General Electric Pension Trust (“GEPT”)) have granted an irrevocable proxy to the Aurora Entities to vote all of their shares of Common Stock as the Aurora Entities shall determine (such securityholders being the “Proxy Securityholders”), and GEPT, subject to certain exceptions, has generally agreed to vote all of its shares of Common Stock in the same manner as the Aurora Entities vote their shares. Accordingly, each of the Aurora Entities (and the other Aurora Partnerships, Parsky and Mapes through their control of the Aurora Entities) may under certain circumstances be deemed to have shared voting power with respect to the shares of Common Stock owned of record by the Proxy Securityholders and GEPT.  As of December 31, 2010, (a) the Proxy Securityholders held of record 744,853 shares of Common Stock, of which 299,622 shares underlie stock options that are exercisable as of, or exercisable within 60 days of, December 31, 2010, and

CUSIP No. 25960R105	Page 9

(b) GEPT held of record 1,469,254 shares of Common Stock.  Such shares are collectively referred to herein as the “Aurora Voting Shares.”

In addition, pursuant to Amendment No. 2 to the Securityholders Agreement, certain of the Issuer’s current and former management stockholders agreed not to transfer any amount of the Issuer’s securities owned by them, subject to limited exceptions, except at such time and in proportion with the Aurora Entities.  Accordingly, each of the Aurora Entities (and the other Aurora Partnerships, Parsky and Mapes through their control of the Aurora Entities) may be deemed to have shared dispositive power with respect to the shares held by current and former management.  As of December 31, 2010, these stockholders held of record 551,377 shares of Common Stock (the “Restricted Shares”), of which 201,164 underlie stock options that are exercisable as of, or exercisable within 60 days of, December 31, 2010.

(1)     AEPII may be deemed to beneficially own an aggregate of 6,916,834 shares of Common Stock, or 31.9% of the outstanding Common Stock.  Of this amount, 4,702,727 shares are held of record by AEPII and accordingly AEPII may be deemed to have sole voting and dispositive power over such shares.  The remaining 2,214,107 shares consist of Aurora Voting Shares, as to which AEPII may be deemed to have shared voting power.  Of such Aurora Voting Shares, 551,377 shares also represent Restricted Shares and accordingly AEPII may be deemed to have shared dispositive over those 551,377 shares.  ACPII, in its capacity as the general partner of AEPII, may be deemed to have shared beneficial ownership over the same securities beneficially owned by AEPII.  ACPII is not itself the record owner of any shares of Common Stock and, as such, does not have sole beneficial ownership of any shares of Common Stock.

(2)     AOEPII may be deemed to beneficially own an aggregate of 2,276,530 shares of Common Stock, or 10.5% of the outstanding Common Stock.  Of this amount, 62,423 shares are held of record by AOEPII and accordingly AOEPII may be deemed to have sole voting and dispositive power over such shares.  The remaining 2,214,107 shares consist of Aurora Voting Shares, as to which AOEPII may be deemed to have shared voting power.  Of such Aurora Voting Shares, 551,377 shares also represent Restricted Shares and accordingly AOEPII may be deemed to have shared dispositive over those 551,377 shares.  AOCPII in its capacity as the general partner of AOEPII, and AOAII in its capacity as the general partner of AOCPII, may each be deemed to have shared beneficial ownership over the same securities beneficially owned by AOEPII.  Neither AOCPII nor AOAII are themselves the record owners of any shares of Common Stock and, as such, neither of them have sole beneficial ownership of any shares of Common Stock.

(3)     Each of AAII, Parsky and Mapes, through their relationships with the Aurora Partnerships, may be deemed to beneficially own an aggregate of 6,979,257 shares of Common Stock, or 32.2% of the outstanding Common Stock.  Of this amount, 4,702,727 shares are held of record by AEPII, 62,423 shares are held of record by AOEPII, and 2,214,107 shares consist of Aurora Voting Shares (which includes 19,854 shares held of record by a retirement account for Parsky’s benefit, 7,942 shares held of record by a retirement account for Mapes’ benefit and 23,190 shares held of record by Douglas Dynamics Equity Partners, L.P., a Delaware limited partnership (“DDEP”), the general partner of which is AAII), and of which 551,377 shares are also Restricted Shares.  Accordingly, each of AAII, Parsky and Mapes may be deemed to have sole voting power with respect to 0 shares, shared voting power with respect to 6,979,257 shares, shared dispositive power with respect to 5,339,717 shares, and sole dispositive power with respect to 0 shares, 19,854 shares and 7,942 shares, respectively.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

CUSIP No. 25960R105	Page 10

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive distributions and proceeds from the sale of the 4,702,727, 62,423 and 23,190 shares of Common Stock held of record by AEPII, AOEPII and DDEP, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interest in such limited partnerships.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Consistent with Item 2 of the cover page for each Reporting Person above, each Reporting Person neither affirms nor confirms the existence of a group among them.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 25960R105	Page 11

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS II L.P.

By:	Aurora Capital Partners II L.P.,
its general partner

By:	Aurora Advisors II LLC,
its general partner

By:	/s/ Timothy J. Hart	February 14, 2011
Name:	Timothy J. Hart
Title:	President, Secretary and General Counsel

AURORA OVERSEAS EQUITY PARTNERS II, L.P.

By:	Aurora Overseas Capital Partners II L.P.,
its general partner

By:	Aurora Overseas Advisors II, LDC,
its general partner

By:	/s/ Timothy J. Hart	February 14, 2011
Name:	Timothy J. Hart
Title:	President, Secretary and General Counsel

AURORA CAPITAL PARTNERS II L.P.

By:	Aurora Advisors II LLC,
its general partner

By:	/s/ Timothy J. Hart	February 14, 2011
Name:	Timothy J. Hart
Title:	President, Secretary and General Counsel

AURORA OVERSEAS CAPITAL PARTNERS II L.P.

By:	Aurora Overseas Advisors II, LDC,
its general partner

By:	/s/ Timothy J. Hart	February 14, 2011
Name:	Timothy J. Hart
Title:	President, Secretary and General Counsel

AURORA ADVISORS II LLC

By:	/s/ Timothy J. Hart	February 14, 2011
Name:	Timothy J. Hart
Title:	President, Secretary and General Counsel

CUSIP No. 25960R105	Page 12

AURORA OVERSEAS ADVISORS II, LDC

By:	/s/ Timothy J. Hart	February 14, 2011
Name:	Timothy J. Hart
Title:	President, Secretary and General Counsel

By:	/s/ Gerald L. Parsky	February 14, 2011
GERALD L. PARSKY

By:	/s/ John T. Mapes	February 14, 2011
JOHN T. MAPES